FILED PURSUANT TO RULE 433 UNDER THE SECURITIES ACT OF 1933

ISSUER FREE WRITING PROSPECTUS DATED NOVEMBER 23, 2020

REGISTRATION STATEMENT NO. 333-238982

Ballard Power Systems Inc.

TERM SHEET

November 23, 2020

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces and territories of Canada. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented, in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting National Bank Financial Inc. by phone at (416)-869-6534 or email at ECM-Origination@nbc.ca or from Raymond James Ltd. at ecm-syndication@raymondjames.ca.

Issuer:	Ballard Power Systems Inc. (“Ballard” or the “Corporation”).

Offering:	12,988,000 common shares (the “Common Shares”).

Gross Proceeds:	US$250,019,000 (US$287,521,850 assuming the Over-Allotment Option is exercised in full).

Offering Price:	US$19.25 per Common Share.

Over-Allotment Option:	The Corporation has granted the Underwriters an over-allotment option at the Offering Price (the “Over-Allotment Option”), to purchase up to 1,948,200, additional Common Shares for additional gross proceeds to the Corporation of up to US$37,502,850 exercisable up to 30 days after closing of the Offering.

Use of Proceeds:	The net proceeds of the Offering will be used for activities such as product innovation, investments in production capacity expansion and localization, future acquisitions and strategic partnerships and investments.

Form of Offering:	Public offering, eligible for sale in all provinces and territories of Canada, other than Quebec, pursuant to a supplement to the short form base shelf prospectus of the Corporation dated June 12, 2020, into the United States under a registration statement filed under the Multi-Jurisdictional Disclosure System, and internationally as expressly permitted by the Corporation.

Form of Underwriting:	Bought deal subject to disaster out, regulatory out and material adverse change out clauses running to closing, and other customary provisions in connection with cross-border public offerings.

Eligibility:	Eligible under the usual statutes and for RRSPs, RRIFs, RESPs, RDSPs, DPSPs and TFSAs.

Listing:	Application will be made to list the Common Shares on the Toronto Stock Exchange and the Nasdaq, Inc., which listing shall be conditionally approved prior to closing. The Corporation’s common shares are currently listed on the Toronto Stock Exchange under the symbol “BLDP” and the Nasdaq, Inc. under the symbol “BLDP”.

Bookrunners:	National Bank Financial Inc. and Raymond James Ltd.

Commission:	Commission of 4.00% of the gross proceeds from the issue and sale of Common Shares will be owed in full upon closing.

Closing Date:	On or about November 27, 2020 (T + 3) or such other date as mutually agreed to between National Bank Financial Inc., Raymond James Ltd. and the Corporation.